UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 3, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ＿ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ＿ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ＿ **No X**

Enclosure: Press release **AngloGold Ashanti appoints Deutsche as JSE Sponor**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

3 November 2014

NEWS RELEASE

AngloGold Ashanti appoints Deutsche as JSE Sponsor

Shareholders are advised that the appointment of UBS South Africa (Pty) Ltd as sponsor to AngloGold Ashanti ended by mutual consent with effect from 31 October 2014. Deutsche Securities (SA) Proprietary Limited has been appointed sponsor to the Company with effect from 1 November 2014.

Shareholders are also advised that Deutsche Securities (SA) Proprietary Limited and Barclays Bank PLC have been appointed joint corporate brokers to AngloGold Ashanti.

ENDS

JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

<u>**Contacts**</u>

<u>Media</u>

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 11 637 6031/+27 81 032 2563	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

<u>Investors</u>

Stewart Bailey	+27 11 637 6031/+27 81 032 2563	sbailey@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 82 821 5322/+27 11 6376763	fmgidi@anglogoldashanti.com

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 3, 2014

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance